3D Systems Corporation
333 Three D Systems Circle
Rock Hill, SC 29730
April 21, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Mark P. Shuman
Re:      3D Systems Corporation Registration Statement on Form S-3 (Registration No. 333-165053)
Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, 3D Systems Corporation (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 10:00 a.m., Eastern Time, on Friday, April 23, 2010, or as soon thereafter as practicable.
     In connection with our request, the Company acknowledges that:
•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Please consider this request for acceleration of the effective date of the registration statement as confirmation that we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

     Should you have any questions with respect to this matter, please call the undersigned at (803) 326-3989.

Very truly yours,

3D SYSTEMS CORPORATION

		By:	/s/ Robert M. Grace, Jr.

Vice President, General Counsel and Secretary

cc:	Andrew M. Johnson Andrew A. Gerber